Exhibit 99.17

99.17 Interim Financial Statements as at and for the Three Months Ended March 31, 2013

Cipher Pharmaceuticals Inc.

Financial Statements

For the Three Months Ended March 31, 2013

(Unaudited)

Cipher Pharmaceuticals Inc.

Balance Sheets

As at March 31, 2013 and December 31, 2012

(in thousands of Canadian dollars - unaudited)

		March 31,	December 31,
	Note	2013	2012
		$	$
ASSETS

Current assets
Cash and cash equivalents		16,518	15,843
Accounts receivable		5,342	3,185
Prepaid expenses and other assets		139	212
		21,999	19,240

Property and equipment, net		25	25

Intangible assets, net	4	2,413	2,690

		24,437	21,955

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5	4,284	2,808
Current portion of deferred revenue		2,392	2,392
		6,676	5,200

Deferred revenue		3,751	4,349
		10,427	9,549

SHAREHOLDERS’ EQUITY

Share capital	6	50,374	50,339
Contributed surplus		33,295	33,227
Deficit		(69,659)	(71,160)
		14,010	12,406

		24,437	21,955

The accompanying notes are an integral part of these unaudited financial statements

Cipher Pharmaceuticals Inc.

Statements of Operations and Comprehensive Income

Three month periods ended March 31, 2013 and 2012

(in thousands of Canadian dollars, except per share data - unaudited)

		March 31,	March 31,
	Note	2013	2012
		$	$
Revenues
Licensing revenue		3,293	1,811

Expenses
Research and development		308	471
Operating, general and administrative		1,262	1,016
Amortization of intangible assets		277	225
Interest income		(55)	(26)

	7	1,792	1,686

Income before income taxes		1,501	125

Provision for (recovery of) income taxes
Current		398	—
Deferred		(398)	—

Income and comprehensive income for the period		1,501	125

Basic and diluted earnings per share	9	0.06	0.01

The accompanying notes are an integral part of these unaudited financial statements

Cipher Pharmaceuticals Inc.

Statements of Changes in Equity

Three month periods ended March 31, 2013 and 2012

(in thousands of Canadian dollars - unaudited)

				Total
	Share	Contributed		Shareholders’
	Capital	Surplus	Deficit	Equity
	$	$	$	$

Balance, January 1, 2013	50,339	33,227	(71,160)	12,406

Income and comprehensive income for the period	—	—	1,501	1,501

Shares issued under the share purchase plan	35	—	—	35

Share-based compensation - stock option plan	—	68	—	68

Balance, March 31, 2013	50,374	33,295	(69,659)	14,010

Balance, January 1, 2012	50,172	33,032	(73,704)	9,500

Income and comprehensive income for the period	—	—	125	125

Shares issued under the share purchase plan	39	—	—	39

Share-based compensation - stock option plan	—	49	—	49

Balance, March 31, 2012	50,211	33,081	(73,579)	9,713

The accompanying notes are an integral part of these unaudited financial statements

Cipher Pharmaceuticals Inc.

Statements of Cash Flows

Three month periods ended March 31, 2013 and 2012

(in thousands of Canadian dollars - unaudited)

		March 31,	March 31,
	Note	2013	2012
		$	$
Cash provided by (used in)

Operating activities
Income for the period		1,501	125
Items not affecting cash:
Depreciation of property and equipment		5	7
Amortization of intangible assets	4	277	225
Share-based compensation - share purchase plan	6	5	6
Share-based compensation - stock option plan		68	49
		1,856	412

Changes in non-cash operating items:
Accounts receivable		(2,157)	(155)
Prepaid expenses and other assets		73	92
Accounts payable and accrued liabilities		1,476	300
Deferred revenue		(598)	(195)

Net cash generated from operating activities		650	454

Investing activities
Purchase of property and equipment		(5)	(10)

Financing activities
Proceeds from shares issued under the share purchase plan		30	33

Increase in cash		675	477
Cash and cash equivalents, beginning of period		15,843	9,636

Cash and cash equivalents, end of period		16,518	10,113

The accompanying notes are an integral part of these unaudited financial statements

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

March 31, 2013

(in thousands of Canadian dollars, except per share amounts - unaudited)

1           NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) is a commercial stage drug development company focused on commercializing novel formulations of successful, currently marketed molecules using advanced drug delivery technologies.  The Company’s strategy is to in-license products that incorporate proven drug delivery technologies and advance them through the clinical development and regulatory approval stages, after which the products are out-licensed to international partners. Cipher is incorporated under the Business Corporations Act of Ontario and is located at 5650 Tomken Boulevard, Mississauga, Ontario.

2           BASIS OF PREPARATION

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34 and Interim Financial Reporting.  These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012, which were prepared in accordance with IFRS as issued by the IASB. The Board of Directors approved these financial statements on May 2, 2013.

New and amended standards adopted by the Company

IFRS 13 Fair Value Measurment & Amendment to IFRS 7, Financial Instruments: Disclosures.

IFRS 13, Fair value measurement, provides a single framework for measuring fair value.  The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk.  The Company adopted IFRS 13 on January 1, 2013 on a prospective basis.  The adoption of IFRS13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Amendment to IFRS 7, Financial instruments: disclosures, on assets and liabilities offsetting provides disclsr-ure requirements that are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on a company’s finacial position.  The Company adopted the Amendment to IFRS 7 on January 1, 2013 on a prospective basis.  The adoption of IFRS 7 did not require any measurement adjustment as at January 1, 2013.

3           FINANCIAL INSTRUMENTS

Under certain agreements, the Company has the rights to set-off financial assets with financial liabilities with respect to rebates and licensing payments.  At March 31, 2013, the Company had gross financial assets of $722 and gross financial liabilities of $2,173 related to the same counterparty.  The net amount of $1,451 owing to the counterparty has been recorded in accounts payable and accrued liabilities at March 31, 2013 (gross financial assets of $219 and gross financial liabilities of $1,162 for the net amount of $943 as March 31, 2012).

4           INTANGIBLE ASSETS

The Company has entered into agreements with Galephar Pharmaceutical Research Inc. (“Galephar”) for the rights to package, test, obtain regulatory approvals and market certain products in various countries.  In accordance with the terms of the agreements, the Company has acquired certain product rights.  The recoverability of these product rights is dependant upon sufficient revenues being generated from the related products.  The Company is currently amortizing the product rights related to CIP-ISOTRETINOIN and CIP-TRAMADOL ER.  In accordance with these agreements, after certain prescribed thresholds are achieved, the Company pays Galephar a 50% share of all amounts received, after deducting product-related expenses under licensing and distribution agreements.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

March 31, 2013

(in thousands of Canadian dollars, except per share amounts - unaudited)

During 2012, the Company paid an upfront fee of $100 to acquire the exclusive license and distribution rights in Canada to market the Betesil Patch.  As at March 31, 2013, certain milestones remained outstanding, including Health Canada approval and accrordingly, amortization of these licensing rights has not yet begun.

	Product Rights	Licensing Rights	Total

As at January 1, 2012
Cost	$6,365	$—	$6,365
Accumulated amortization	(3,421)	—	(3,421)
Net book value	$2,944	$—	$2,944

For the year ended December 31, 2012
Opening net book value	$2,944	$—	$2,944
Additions	671	100	771
Amortization	(1,025)	—	(1,025)
Net book value	$2,590	$100	$2,690

As at December 31, 2012
Cost	$7,036	$100	$7,136
Accumulated amortization	(4,446)	—	(4,446)
Net book value	$2,590	$100	$2,690

For the period ended March 31, 2013
Opening net book value	$2,590	$100	$2,690
Additions	—	—	—
Amortization	(277)	—	(277)
Net book value	$2,313	$100	$2,413

As at March 31, 2013
Cost	$7,036	$100	$7,136
Accumulated amortization	(4,723)	—	(4,723)
Net book value	$2,313	$100	$2,413

The Company has considered indicators of impairment as of December 31, 2012 and March 31, 2013 and no indicators were identified.

5            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	Mar 31, 2013	Dec 31, 2012

Trade accounts payable	$2,714	$1,965
Accrued liabilities	1,570	843
	$4,284	$2,808

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

March 31, 2013

(in thousands of Canadian dollars, except per share amounts - unaudited)

6            SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2012 to March 31, 2013:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2012	24,316	50,172
Options exercised in 2012	5	8
Shares issued in 2012 under the share purchase plan	114	159
Balance outstanding - December 31, 2012	24,435	50,339

Shares issued in Q1 2013 under the share purchase plan	12	35
Balance outstanding - March 31, 2013	24,447	50,374

Share purchase plan - during the quarter ended March 31, 2013, 12,234 shares were issued under the Employee and Directors Share Purchase Plan (37,124 in 2012).  Included in share-based compensation expense is $5 ($6 in 2012) which is the discount on the shares issued under the ESPP during the period.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2012 to March 31, 2013:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2012	1,755	2.24
Granted in 2012	200	1.18
Exercised in 2012	(11)	0.87
Cancelled in 2012	(8)	1.18
Expired in 2012	(150)	1.48
Balance outstanding - December 31, 2012	1,786	2.20

Granted in Q1 2013	302	2.88
Balance outstanding - March 31, 2013	2,088	2.30

At March 31, 2013, 1,491,591 options were fully vested and exercisable (1,320,260 at March 31, 2012).

During the three months ended March 31, 2013, the Company issued 302,000 stock options under the employee and director stock option plan, with an exercise price of $2.88, 25% of which vest on March 5 of each year for the next four years, commencing in 2014, and expire in 2023.  Total compensation cost for these stock options is estimated to be $734,931, which will be recognized on a graded basis over the vesting period of the stock options.

The stock options issued during the three months ended March 31, 2013 were valued using the Black-Scholes option pricing model, at $2.43 per option, with the following assumptions.  Expected volatility is based on the Company’s historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	1.80%
Expected life	10 years
Expected volatility	86.8%
Expected dividend	Nil

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

March 31, 2013

(in thousands of Canadian dollars, except per share amounts - unaudited)

7            EXPENSES BY NATURE

	Three Months	Three Months
	Ended Mar 31, 2013	Ended Mar 31, 2012

Employees salaries and other short term benefits	$589	$706
Directors fees	77	77
Share-based compensation	74	55
Depreciation of property and equipment	5	7
Amortization of intangible assets	277	225
Professional and consulting fees	488	182
Contract research	—	40
Regulatory fees	—	115
Facility rent	18	20
Other expenses, net of interest income	264	259
	$1,792	$1,686

8            COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company.  The compensation paid or payable to key management for services is shown below:

	Three Months	Three Months
	Ended Mar 31, 2013	Ended Mar 31, 2012

Salaries and short-term employee benefits, including bonuses	$348	$315
Directors fees	77	77
Share-based compensation	66	49
	$491	$441

9            EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding.  The weighted average number of shares outstanding for the three months ended March 31, 2013 was 24,440,764 (for the three months ended March 31, 2012 - 24,338,108).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities, such as stock options.  The dilutive weighted average for the three months ended March 31, 2013 was 25,079,996 (for the three months ended March 31, 2012 - 24,465,816).

10     SEGMENTED INFORMATION

The Company’s operations are categorized into one industry segment, being specialty pharmaceuticals.  All of the Company’s assets, including capital and intangible assets, are in Canada, while virtually all licensing revenue is derived from the United States.